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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of October, 2003
                                          -------------


                              ATI TECHNOLOGIES INC.
                      -------------------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                      -------------------------------------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------




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                           Index is located on Page 2


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                                      INDEX
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Document                                                    Page Number

Press Release dated October 3, 2003                              3

Signature Page                                                   5

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[ATI Technologies LOGO]

For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2600 xtn8107 or cevenden@ati.com

                 ATI continues to strengthen Board of Directors
                  with the appointment of two industry veterans

     Markham, Ontario -- October 3, 2003 -- ATI Technologies Inc. (TSX: ATY,
NASDAQ: ATYT), a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions, today announced the appointment of two new members to the Board of Directors, Mr. John E. Caldwell and Dr. Robert
A. Young.

Mr. John Caldwell is a high-technology industry veteran with over 15 years experience in executive management positions. These included President and Chief Executive Officer at CAE Inc., the world leader in flight simulation and training systems, and President and Chief Executive Officer at GEAC Computer Corporation, a leading Canadian ERP software company. Mr. Caldwell brings extensive board level experience in such areas as audit, governance and finance, currently serving on several boards of directors including Cognos Inc., Faro Technologies Inc., Stelco Inc. and SMTC Corporation.

Dr. Robert A. Young brings over 30 years experience in executive and financial management in the information technology industry. Dr. Young was Managing Director with Dillon, Read & Co. with responsibility for technology investment banking after having served as their Managing General Partner for venture capital. He had previously held a number of management and executive positions with IBM. His last position was as President of IBM Instruments, a fully integrated global company producing scientific computational products. He recently had served as Chairman and CEO of Curl Corporation, an Internet infrastructure development company. Dr. Young holds a Ph.D. in Physical Chemistry from Massachusetts Institute of Technology (MIT), and has served on the visiting committee of the Department of Computer Science and Electrical Engineering at MIT.


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Dr. James Fleck, lead director of the Company's board, commented that, "ATI has made a concerted effort to not only expand the size of our Board, but also to strengthen its breadth and depth. With the appointment of Mr. Caldwell and Dr. Young to our Board, we have two new independent and highly qualified executives. These appointments, in addition to the six other members of the Board, allow ATI's board to continue to fulfill its mandate of supervising the management of the business and affairs of the Company, and act in the best interests of shareholders."

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2003 revenues in excess of $1.3 billion, ATI has more than 2,200 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).

Copyright 2003 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

                                     - 30 -

For media relations, please contact:
Chris Evenden, Director, Public Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 8107 or cevenden@ati.com
                                ----------------
or

Anne Ferguson, Manager, Porter Novelli Canada at 416-422-7154 or anne.ferguson@porternovelli.com

For investor relations' support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 2631 or janet@ati.com
                                -------------


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ATI TECHNOLOGIES INC.



Date:  October 8, 2003        By:  //Terry Nickerson//
                                   -------------------------------------------
                                   Name:    Terry Nickerson
                                   Title:   Senior Vice President, Finance and
                                   Chief Financial Officer